Asbury Automotive Group, Inc.

2905 Premiere Parkway NW, Suite 300

Duluth, Georgia 30097

June 21, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Asbury Automotive Group, Inc.
Registration Statement on Form S-4
Filed on June 21, 2013
File No. 333-

Ladies and Gentlemen:

On the date hereof, Asbury Automotive Group, Inc., a Delaware corporation (the “Company”), and the guarantors listed as co-registrants on Annex A hereto (collectively, the “Registrants”) filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-4 relating to the offer to exchange (the “Exchange Offer”) up to $100,000,000 aggregate principal amount of the Company’s 8.375% Senior Subordinated Notes due 2020 (the “Exchange Notes”) registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all of the Company’s outstanding 8.375% Senior Subordinated Notes due 2020, which were issued on June 20, 2013.

The Registrants are registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Registrants make the following representations to the Commission:

1.	The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.

The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person

Securities and Exchange Commission

June 21, 2013

(a) cannot rely on the Commission staff’s position enunciated in Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) any broker-dealer holding existing securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such existing securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Notes; (b) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such existing securities pursuant to the Exchange Offer; and (c) any such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute Exchange Notes. The Registrants will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Registrants will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business; (b) by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes; and (c) the offeree is not an “affiliate” of the Registrants within the meaning of Rule 405 under the Securities Act.

*    *    *

Very truly yours,

ASBURY AUTOMOTIVE GROUP, INC.

By:	/s/ George A Villasana
Name: George A. Villasana
Title: Vice President, General Counsel and Secretary

AF MOTORS, L.L.C.
ANL, L.P.
ARKANSAS AUTOMOTIVE SERVICES, L.L.C.
ASBURY AR NISS L.L.C.
ASBURY ATLANTA AC L.L.C.
ASBURY ATLANTA AU L.L.C.
ASBURY ATLANTA BM L.L.C.
ASBURY ATLANTA CHEVROLET L.L.C.
ASBURY ATLANTA HON L.L.C.
ASBURY ATLANTA INF L.L.C.
ASBURY ATLANTA INFINITI L.L.C.
ASBURY ATLANTA JAGUAR L.L.C.
ASBURY ATLANTA LEX L.L.C.
ASBURY ATLANTA NIS L.L.C.
ASBURY ATLANTA TOY L.L.C.
ASBURY ATLANTA VB L.L.C.
ASBURY ATLANTA VL L.L.C.
ASBURY AUTOMOTIVE ARKANSAS DEALERSHIP HOLDINGS L.L.C.
ASBURY AUTOMOTIVE ARKANSAS L.L.C.
ASBURY AUTOMOTIVE ATLANTA II L.L.C.
ASBURY AUTOMOTIVE ATLANTA L.L.C.
ASBURY AUTOMOTIVE BRANDON, L.P.
ASBURY AUTOMOTIVE CENTRAL FLORIDA, L.L.C.
ASBURY AUTOMOTIVE DELAND, L.L.C.
ASBURY AUTOMOTIVE FRESNO L.L.C.
ASBURY AUTOMOTIVE GROUP L.L.C.
ASBURY AUTOMOTIVE JACKSONVILLE GP L.L.C.
ASBURY AUTOMOTIVE JACKSONVILLE, L.P.
ASBURY AUTOMOTIVE MANAGEMENT L.L.C.
ASBURY AUTOMOTIVE MISSISSIPPI L.L.C.
ASBURY AUTOMOTIVE NORTH CAROLINA DEALERSHIP HOLDINGS L.L.C.
ASBURY AUTOMOTIVE NORTH CAROLINA L.L.C.
ASBURY AUTOMOTIVE NORTH CAROLINA MANAGEMENT L.L.C.
ASBURY AUTOMOTIVE NORTH CAROLINA REAL ESTATE HOLDINGS L.L.C.
ASBURY AUTOMOTIVE OREGON L.L.C.
ASBURY AUTOMOTIVE SOUTHERN CALIFORNIA L.L.C.
ASBURY AUTOMOTIVE ST. LOUIS II L.L.C.
ASBURY AUTOMOTIVE ST. LOUIS, L.L.C.
ASBURY AUTOMOTIVE TAMPA GP L.L.C.

ASBURY AUTOMOTIVE TAMPA, L.P.
ASBURY AUTOMOTIVE TEXAS L.L.C.
ASBURY AUTOMOTIVE TEXAS REAL ESTATE HOLDINGS L.L.C.
ASBURY CH MOTORS L.L.C.
ASBURY DELAND IMPORTS 2, L.L.C.
ASBURY FRESNO IMPORTS L.L.C.
ASBURY JAX AC, LLC
ASBURY JAX HOLDINGS, L.P.
ASBURY JAX HON L.L.C.
ASBURY JAX K L.L.C.
ASBURY JAX MANAGEMENT L.L.C.
ASBURY JAX VW L.L.C.
ASBURY MS CHEV, L.L.C.
ASBURY MS GRAY-DANIELS L.L.C.
ASBURY NO CAL NISS L.L.C.
ASBURY SACRAMENTO IMPORTS L.L.C.
ASBURY SC JPV L.L.C.
ASBURY SC LEX L.L.C.
ASBURY SC TOY L.L.C.
ASBURY SO CAL DC L.L.C.
ASBURY SO CAL HON L.L.C.
ASBURY SO CAL NISS L.L.C.
ASBURY SOUTH CAROLINA REAL ESTATE HOLDINGS L.L.C.
ASBURY ST. LOUIS CADILLAC L.L.C.
ASBURY ST. LOUIS FSKR, L.L.C.
ASBURY ST. LOUIS LEX L.L.C.
ASBURY ST. LOUIS LR L.L.C.
ASBURY ST. LOUIS M L.L.C.
ASBURY TAMPA MANAGEMENT L.L.C.
ASBURY TEXAS D FSKR, L.L.C.
ASBURY TEXAS H FSKR, L.L.C.
ASBURY-DELAND IMPORTS, L.L.C.
ATLANTA REAL ESTATE HOLDINGS L.L.C.
AVENUES MOTORS, LTD.
BAYWAY FINANCIAL SERVICES, L.P.
BFP MOTORS L.L.C.
C&O PROPERTIES, LTD.
CAMCO FINANCE II L.L.C.
CFP MOTORS L.L.C.
CH MOTORS L.L.C.
CHO PARTNERSHIP, LTD.
CK CHEVROLET LLC
CK MOTORS LLC
CN MOTORS L.L.C.
COGGIN AUTOMOTIVE CORP.
COGGIN CARS L.L.C.
COGGIN CHEVROLET L.L.C.
COGGIN MANAGEMENT, L.P.
CP-GMC MOTORS L.L.C.
CROWN ACURA/NISSAN, LLC
CROWN CHH L.L.C.
CROWN CHO L.L.C.
CROWN CHV L.L.C.
CROWN FDO L.L.C.
CROWN FFO HOLDINGS L.L.C.

CROWN FFO L.L.C.
CROWN GAC L.L.C.
CROWN GBM L.L.C.
CROWN GCA L.L.C.
CROWN GDO L.L.C.
CROWN GHO L.L.C.
CROWN GNI L.L.C.
CROWN GPG L.L.C.
CROWN GVO L.L.C.
CROWN HONDA, LLC
CROWN MOTORCAR COMPANY L.L.C.
CROWN PBM L.L.C.
CROWN RIA L.L.C.
CROWN RIB L.L.C.
CROWN SJC L.L.C.
CROWN SNI L.L.C.
CSA IMPORTS L.L.C.
ESCUDE-NN L.L.C.
ESCUDE-NS L.L.C.
ESCUDE-T L.L.C.
FLORIDA AUTOMOTIVE SERVICES L.L.C.
HFP MOTORS L.L.C.
JC DEALER SYSTEMS, LLC
KP MOTORS L.L.C.
MCDAVID AUSTIN-ACRA, L.L.C.
MCDAVID FRISCO-HON, L.L.C.
MCDAVID GRANDE, L.L.C.
MCDAVID HOUSTON-HON, L.L.C.
MCDAVID HOUSTON-NISS, L.L.C.
MCDAVID IRVING-HON, L.L.C.
MCDAVID OUTFITTERS, L.L.C.
MCDAVID PLANO-ACRA, L.L.C.
MID-ATLANTIC AUTOMOTIVE SERVICES, L.L.C.
MISSISSIPPI AUTOMOTIVE SERVICES, L.L.C.
MISSOURI AUTOMOTIVE SERVICES, L.L.C.
NP FLM L.L.C.
NP MZD L.L.C.
NP VKW L.L.C.
PLANO LINCOLN-MERCURY, INC.
PRECISION COMPUTER SERVICES, INC.
PRECISION ENTERPRISES TAMPA, INC.
PRECISION INFINITI, INC.
PRECISION MOTORCARS, INC.
PRECISION NISSAN, INC.
PREMIER NSN L.L.C.
PREMIER PON L.L.C.
PRESTIGE BAY L.L.C.
PRESTIGE TOY L.L.C.
SOUTHERN ATLANTIC AUTOMOTIVE SERVICES, L.L.C.
TAMPA HUND, L.P.
TAMPA KIA, L.P.
TAMPA LM, L.P.
TAMPA MIT, L.P.
TEXAS AUTOMOTIVE SERVICES, L.L.C.
THOMASON AUTO CREDIT NORTHWEST, INC.
THOMASON DAM L.L.C.
THOMASON FRD L.L.C.

THOMASON HUND L.L.C. THOMASON PONTIAC-GMC L.L.C. WMZ MOTORS, L.P. WTY MOTORS, L.P.

By:	/s/ George A Villasana
	Name:	George A. Villasana
	Title:	Secretary

cc:	Joel T. May, Esq. (Jones Day)

Annex A

Co-Registrant	IRS Employer Identification Number
AF Motors, L.L.C.	59-3604214
ANL, L.P.	59-3503188
Arkansas Automotive Services, L.L.C.	27-1386071
Asbury AR Niss L.L.C.	84-1666361
Asbury Atlanta AC L.L.C.	58-2241119
Asbury Atlanta AU L.L.C.	58-2241119
Asbury Atlanta BM L.L.C.	58-2241119
Asbury Atlanta Chevrolet L.L.C.	58-2241119
Asbury Atlanta Hon L.L.C.	58-2241119
Asbury Atlanta Inf L.L.C.	58-2241119
Asbury Atlanta Infiniti L.L.C.	58-2241119
Asbury Atlanta Jaguar L.L.C.	58-2241119
Asbury Atlanta Lex L.L.C.	58-2241119
Asbury Atlanta Nis L.L.C.	58-2241119
Asbury Atlanta Toy L.L.C.	26-2192047
Asbury Atlanta VB L.L.C.	58-2241119
Asbury Atlanta VL L.L.C.	58-2241119
Asbury Automotive Arkansas Dealership Holdings L.L.C.	71-0817515
Asbury Automotive Arkansas L.L.C.	71-0817514
ASBURY AUTOMOTIVE ATLANTA II L.L.C.	26-1923764
Asbury Automotive Atlanta L.L.C.	58-2241119
Asbury Automotive Brandon, L.P.	59-3584655
Asbury Automotive Central Florida, L.L.C.	59-3580818
Asbury Automotive Deland, L.L.C.	59-3604210
Asbury Automotive Fresno L.L.C.	03-0508496
Asbury Automotive Group L.L.C.	23-2790555
Asbury Automotive Jacksonville GP L.L.C.	59-3512660
Asbury Automotive Jacksonville, L.P.	59-3512662
Asbury Automotive Management L.L.C.	23-3006304
Asbury Automotive Mississippi L.L.C.	64-0924573
Asbury Automotive North Carolina Dealership Holdings L.L.C.	56-2106587
Asbury Automotive North Carolina L.L.C.	52-2106838
Asbury Automotive North Carolina Management L.L.C.	52-2106838
Asbury Automotive North Carolina Real Estate Holdings L.L.C.	23-2983952
Asbury Automotive Oregon L.L.C.	52-2106837
Asbury Automotive Southern California L.L.C.	16-1676796
ASBURY AUTOMOTIVE ST. LOUIS II L.L.C.	26-2753770
Asbury Automotive St. Louis, L.L.C.	43-1767192
Asbury Automotive Tampa GP L.L.C.	13-3990508
Asbury Automotive Tampa, L.P.	13-3990509
Asbury Automotive Texas L.L.C.	13-3997031
ASBURY AUTOMOTIVE TEXAS REAL ESTATE HOLDINGS L.L.C.	11-3816183
Asbury CH Motors L.L.C.	59-3185442
Asbury Deland Imports 2, L.L.C.	59-3629420
Asbury Fresno Imports L.L.C.	03-0508500
Asbury Jax AC, LLC	45-0551011
Asbury Jax Holdings, L.P.	59-3516633
Asbury Jax Hon L.L.C.	02-0811016
Asbury Jax K L.L.C.	36-4572826
Asbury Jax Management L.L.C.	59-3503187
Asbury Jax VW L.L.C.	02-0811020
ASBURY MS CHEV, L.L.C.	06-1749057
Asbury MS Gray-Daniels L.L.C.	64-0939974

Co-Registrant	IRS Employer Identification Number
Asbury No Cal Niss L.L.C.	05-0605055
Asbury Sacramento Imports L.L.C.	33-1080505
Asbury SC JPV L.L.C.	27-3565233
Asbury SC LEX L.L.C.	27-3565101
Asbury SC TOY L.L.C.	27-3564690
ASBURY SO CAL DC L.L.C.	33-1080498
ASBURY SO CAL HON L.L.C.	33-1080502
Asbury So Cal Niss L.L.C.	59-3781893
Asbury South Carolina Real Estate Holdings L.L.C.	27-4085056
Asbury St. Louis Cadillac L.L.C.	43-1767192
ASBURY ST. LOUIS FSKR, L.L.C.	27-1076730
Asbury St. Louis Lex L.L.C.	43-1767192
Asbury St. Louis LR L.L.C.	43-1799300
Asbury St. Louis M L.L.C.	27-3214624
Asbury Tampa Management L.L.C.	59-2512657
ASBURY TEXAS D FSKR, L.L.C.	27-1076393
ASBURY TEXAS H FSKR, L.L.C.	27-1076640
Asbury-Deland Imports, L.L.C.	59-3604213
Atlanta Real Estate Holdings L.L.C.	58-2241119
Avenues Motors, Ltd.	59-3381433
Bayway Financial Services, L.P.	59-3503190
BFP Motors L.L.C.	30-0217335
C&O PROPERTIES, LTD.	59-2495022
Camco Finance II L.L.C.	52-2106838
CFP Motors L.L.C.	65-0414571
CH Motors L.L.C.	59-3185442
CHO Partnership, LTD.	59-3041549
CK Chevrolet LLC	59-3580820
CK Motors LLC	59-3580825
CN Motors L.L.C.	59-3185448
Coggin Automotive Corp.	59-1285803
Coggin Cars L.L.C.	59-3624906
Coggin Chevrolet L.L.C.	59-3624905
Coggin Management, L.P.	59-3503191
CP-GMC Motors L.L.C.	59-3185453
Crown Acura/Nissan, LLC	56-1975265
Crown CHH L.L.C.	52-2106838
Crown CHO L.L.C.	84-1617218
Crown CHV L.L.C.	52-2106838
Crown FDO L.L.C.	04-3623132
Crown FFO Holdings L.L.C.	56-2182741
Crown FFO L.L.C.	56-2165412
Crown GAC L.L.C.	52-2106838
Crown GBM L.L.C.	52-2106838
Crown GCA L.L.C.	14-1854150
Crown GDO L.L.C.	52-2106838
Crown GHO L.L.C.	52-2106838
Crown GNI L.L.C.	52-2106838
Crown GPG L.L.C.	52-2106838
Crown GVO L.L.C.	52-2106838
Crown Honda, LLC	56-1975264
Crown Motorcar Company L.L.C.	62-1860414
CROWN PBM L.L.C.	14-2004771
Crown RIA L.L.C.	52-2106838
Crown RIB L.L.C.	56-2125835

Co-Registrant	IRS Employer Identification Number
Crown SJC L.L.C.	81-0630983
Crown SNI L.L.C.	30-0199361
CSA Imports L.L.C.	59-3631079
ESCUDE-NN L.L.C.	64-0922808
ESCUDE-NS L.L.C.	64-0922811
ESCUDE-T L.L.C.	64-0922812
Florida Automotive Services L.L.C.	26-3828097
HFP Motors L.L.C.	06-1631102
JC Dealer Systems, LLC	58-2628641
KP Motors L.L.C.	06-1629064
McDAVID AUSTIN-ACRA, L.L.C.	11-3816170
MCDAVID FRISCO-HON, L.L.C.	11-3816176
MCDAVID GRANDE, L.L.C.	11-3816168
MCDAVID HOUSTON-HON, L.L.C.	11-3816178
McDAVID HOUSTON-NISS, L.L.C.	11-3816172
McDAVID IRVING-HON, L.L.C.	11-3816175
McDAVID OUTFITTERS, L.L.C.	11-3816166
MCDAVID PLANO-ACRA, L.L.C.	11-3816179
Mid-Atlantic Automotive Services, L.L.C.	27-1386312
Mississippi Automotive Services, L.L.C.	27-1386394
Missouri Automotive Services, L.L.C.	27-1386466
NP FLM L.L.C.	71-0819724
NP MZD L.L.C.	71-0819723
NP VKW L.L.C.	71-0819721
PLANO LINCOLN-MERCURY, INC.	75-2430953
Precision Computer Services, Inc.	59-2867725
PRECISION ENTERPRISES TAMPA, INC.	59-2148481
Precision Infiniti, Inc.	59-2958651
PRECISION MOTORCARS, INC.	59-1197700
Precision Nissan, Inc.	59-2734672
Premier NSN L.L.C.	71-0819715
Premier Pon L.L.C.	71-0819714
Prestige Bay L.L.C.	71-0819719
Prestige TOY L.L.C.	71-0819720
Southern Atlantic Automotive Services, L.L.C.	37-1514247
Tampa Hund, L.P.	59-3512664
Tampa Kia, L.P.	59-3512666
Tampa LM, L.P.	52-2124362
Tampa Mit, L.P.	59-3512667
Texas Automotive Services, L.L.C.	27-1386537
Thomason Auto Credit Northwest, Inc.	93-1119211
Thomason Dam L.L.C.	93-1266231
Thomason Frd L.L.C.	93-1254703
Thomason Hund L.L.C.	93-1254690
Thomason Pontiac-GMC L.L.C.	43-1976952
WMZ Motors, L.P.	59-3512663
WTY Motors, L.P.	59-3512669